Josh Seidenfeld

+1 650 843 5862

jseidenfeld@cooley.com

January 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Eric Atallah

   Angela Connell

   Courtney Lindsay

   Mary Beth Breslin

Re:       Lucira Health, Inc.

   Amendment No. 1 to Draft Registration Statement on Form S-1

   Submitted December 23, 2020

   CIK No. 0001652724

Ladies and Gentlemen:

On behalf of Lucira Health, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 8, 2021, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amended DRS”). In response to the Comments, the Company has revised the disclosures in the Amended DRS and is filing a Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Overview, page 1

1.

We continue to evaluate your response to prior comment 1 concerning the clinical trials referenced in the first sentence of the second paragraph under the heading. With reference to your disclosure on page 147 concerning clinical trials, please tell us whether the “community trial” you discuss is a clinical trial. Also, tell us whether this is the only trial you conducted that supports the claim you make in the sentence.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

January 15, 2021

Page Two

Response: The Company completed one clinical trial with a head-to-head comparison of its COVID-19 test kit to the Hologic, Inc. Panther Fusion SARS-CoV-2 Assay. The formal name of this clinical trial is the Community Testing Study. The Company confirms that the Community Testing Study is a clinical trial as referenced on page 148 of the Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 7, 91, 108, 113, 129, 130, 131 and 133 of the Registration Statement.

Our Solution, page 3

2.

We note your response to prior comment 3 and the revised tabular presentation on page 5. Please revise the presentation concerning the additional indication and channel reflected in the 2021 column for your LUCIRA COVID-19 All-In-One Test Kit. In this regard, it should be clear from the graphic, if true, that the planned 2021 submissions relate to the same product that is reflected in the 2020 column. Also please revise the presentation so that it is clear what is “Underway” and what you seek to submit (e.g., an amended/expanded EUA for the product, a 510(k) clearance application, etc.).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 112 of the Registration Statement.

COVID-19 Market, page 6

3.	With reference to the disclosure added on page 18, please revise the Summary to explain that Ellume has obtained an EUA for OTC use of its COVID-19 test.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 117 of the Registration Statement.

General

4.

We refer to the graphics and text presented in the gatefolds to your prospectus. Please balance and provide context to the presentation by prominently disclosing that the depicted COVID-19 testing product is not commercialized. Also prominently disclose that the product is not FDA approved/cleared and will be marketed pursuant to Emergency Use Authorization.

Response: In response to the Staff’s comment, the Company has revised the graphics and text presented in the gatefolds of the Registration Statement and respectfully submits that its COVID-19 test kit is authorized under an EUA from the FDA and the Company has begun manufacturing activities to support commercial launch of its COVID-19 test kit in the spring of 2021; therefore, the revised disclosure highlights the test kit’s FDA authorization status.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

January 15, 2021

Page Three

Please contact me at (650) 843-5862, John McKenna at (650) 843-5059 or Alexa Ekman at (858) 550-6183 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Josh Seidenfeld

Josh Seidenfeld

Cooley LLP

cc:	Erik Engelson, Lucira Health, Inc.
Daniel George, Lucira Health, Inc.
John McKenna, Cooley LLP
Alexa Ekman, Cooley LLP
Ilir Mujalovic, Shearman & Sterling LLP

Enclosures

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com